UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2
CERTIFICATE OF NOTIFICATION

Florida Power Corporation
d/b/a Progress Energy Florida, Inc.
100 Central Avenue
St. Petersburg, Florida 33701

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Florida Power Corporation d/b/a Progress Energy Florida, Inc. (the “Corporation”).

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].

1.     Type of the security or securities.

                                Series A Floating Rate Senior Notes

2.     Issue, renewal or guaranty.

                                Issuance

3.     Principal amount of each security.

                                $450,000,000

4.     Rate of interest per annum of each security.

Interest on the Senior Notes will be based on the three-month LIBOR rate plus 0.40%, and will be reset quarterly.

5.     Date of issue, renewal or guaranty of each security.

                              December 13, 2005

6.     If renewal of security, give date of original issue.

                              N/A

7.     Date of maturity of each security. (In case of demand notes, indicate “on demand”).

                              November 14, 2008

8.     Name of the person to whom each security was issued, renewed or guaranteed.

Barclays Capital Inc., Lehman Brothers Inc., BNP Paribas Securities Corp., Calyon Securities (USA) Inc., SunTrust Capital Markets, Inc., UBS Securities LLC, Deutsche Bank Securities Inc. and Mellon Financial Markets, LLC.

9.     Collateral given with each security, if any.

None. The Floating Rate Notes are unsecured obligations of the Company and were issued under an Indenture (For Debt Securities), dated as of December 7, 2005, with J.P. Morgan Trust Company, National Association, as Trustee.

10.     Consideration received for each security.

                              Cash

11.     Application of proceeds of each security.

The Company expects to use the net proceeds from the sale of the Floating Rate Senior Notes of approximately $447.9 million, after deducting offering discounts and estimated offering expenses, as follows:

o approximately $218.3 million to repay our outstanding commercial paper balance;

o approximately $113.5 million to repay the outstanding balance of our notes payable to affiliated companies; and

o the remainder for general corporate purposes.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

        a.        The provision contained in the first sentence of Section 6(b); | |

        b.        The provisions contained in the fourth sentence of Section 6(b) | |; and

        c.        The provisions contained in any rule of the Commission other than Rule U-48 |X|

13.     If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding shall be considered as maturing in not more than nine months for the purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).

                              N/A

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

                              N/A

15.     If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 (Reg. Section 250.48, paragraph 36,621) designate the rule under which exemption is claimed.

                              Rule 52(a)

Florida Power Corporation d/b/a Progress Energy Florida, Inc. By: /s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer

Date: December 20, 2005